Exhibit 1

Power of Attorney

Volkswagen Aktiengesellschaft

(the "Principal")

a stock corporation incorporated pursuant to the laws of Germany, with its business address at Berliner Ring 2, 38440 Wolfsburg, Germany and registered with the commercial regsiter of the local court of Braunschweig under no. HRB100484 hereby grants power of attorney to

Mr Christian Nicklis,

Mr Wolfgang Betz,

Ms Andreea Costa,

Dr Tim Haack and

Mr Frederik Fragemann

(each an "Attorney in Fact" and jointly the "Attorneys in Fact")

- in each case two of them acting jointly -

to represent the Principal in all respects in connection with closing of the the acqusition by Volkswagen Truck & Bus GmbH of shares in Navistar International Corporation as contemplated by a Stock Purchase Agreement dated 5 September 2016 and related agreements (the "Transaction").

The Attorneys in fact are authorized to sign any agreements and make all declarations, applications and filings that may be necessary or helpful for the Closing of the Transaction or in connection therewith including, without limitation:

a)	a joint filing agreement between the Principal and Volkswagen Truck & Bus GmbH,

b)	a Schedule 13D filing to the US Securities and Exchange Commission and

c)	a Form 3 filing to the US Securities and Exchange Commission

The Attorneys in fact are authorised to make all necessary or expedient declarations and carry out all such legal actions in connection with the above.

This power of attorney is subject to substantive German law under exclusion of the international conflict of law rules.

This power of attorney expires on 31 March 2017, 24:00 hrs.

Wolfsburg, Feburary 21, 2017

ppa.	ppa.

/s/ Alfred Ströhlein	/s/ Jesko Rosenmüller
Alfred Ströhlein for Volkswagen Aktiengesellschaft	Dr. Jesko Rosenmüller for Volkswagen Aktiengesellschaft